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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549





                                    FORM 11-K




        [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
            SECURITIES EXCHANGE ACT OF 1934


                   For the fiscal year ended December 31, 1999

                                       or

        [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
            SECURITIES EXCHANGE ACT OF 1934

             For the transition period from            to
                                            -----------   ----------

                         Commission file number 0-13818


                          GMG RETIREMENT & SAVINGS PLAN

                (Full title of the Plan and address of the Plan, if different from that of the issuer named below)


                                  POPULAR, INC.

                             209 MUNOZ RIVERA AVENUE
                           HATO REY, PUERTO RICO 00918

             (Name of issuer of the securities held pursuant to the
               plan and the address of principal executive office)

GMG RETIREMENT & SAVINGS PLAN


                                TABLE OF CONTENTS



                                                                                                    PAGE
Financial Statements and Schedules:

     Independent Auditors' Report.................................................................     1

     Statements of Net Assets Available for
     Benefits as of December 31, 1999 and 1998....................................................     2

     Statements of Changes in Net Assets Available for
     Benefits for the years ended December 31, 1999 and 1998......................................     3

     Notes to Financial Statements................................................................     4

     Schedule of Assets Held For Investment
         Purposes as of December 31, 1999 and 1998................................................     8

     Schedule of Reconciliation of Form 5500 as of
         December 31, 1999 and 1998...............................................................     9

Signature.........................................................................................    10

Consent of Independent Accountants................................................................    11

     (LOGO)        Hipolito Torres Rivera & Co. CPA'S, P.S.C.
                   Certified Public Accountants & Consultants


     INDEPENDENT AUDITORS' REPORT


     To the Board of Directors of
       GM Group, Inc. CODA Profit Sharing Plan:

     We have audited the accompanying statements of net assets available for benefits of GM Group, Inc. CODA Profit Sharing Plan as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of GM Group, Inc. CODA Profit Sharing Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

     Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reconciliation of Form 5500 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


     /s/ Hipolito Torres Rivera & CPA's, P.S.C.
     San Juan, Puerto Rico
     July 28, 2000

     Stamp number 1686711 was
     affixed to the original report.

     GM Group Plaza Suite 104A-Box 8
     1590 Ponce de Leon Ave., San Juan, PR  00926
     T (787) 281-0088  F (787) 281-0087 E-Mail htrpa@prtc.net



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                     GM GROUP, INC. CODA PROFIT SHARING PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

                                                          1999                1998
                                                       ----------          ----------
ASSETS

INVESTMENTS, at fair value:
   Equity fund                                         $  308,996          $  226,629
   Fixed income                                           146,101             125,781
   Growth fund                                            729,729             592,661
   Money market                                           275,218             160,281
                                                       ----------          ----------
      Total investments                                 1,460,044           1,105,352
                                                       ----------          ----------

CONTRIBUTIONS RECEIVABLE:
   Employer                                                    --              20,185
   Participants                                                --               8,800
                                                       ----------          ----------
      Total contributions receivable                           --              28,985
                                                       ----------          ----------

TOTAL NET ASSETS AVAILABLE FOR BENEFITS                $1,460,044          $1,134,337
                                                       ==========          ==========


        THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                     GM GROUP, INC. CODA PROFIT SHARING PLAN
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

                                                          1999                1998
                                                       ----------          ----------
ADDITIONS TO NET ASSETS ATTRIBUTED TO

INVESTMENT INCOME:
   Unrealized gain on trust funds                      $    8,018          $  119,496
   Realized gain on distributions                          28,329              25,146
   Interest                                                 8,172               7,058
                                                       ----------          ----------
      Total investment income                              44,519             151,700
                                                       ----------          ----------

CONTRIBUTIONS:
   Participants                                           447,951             309,828
   Employer                                                22,977              28,080
                                                       ----------          ----------
      Total contributions                                 470,928             337,908
                                                       ----------          ----------

         Total additions                                  515,447             489,608
                                                       ----------          ----------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO

BENEFITS PAID DIRECTLY TO PARTICIPANTS                    189,740              64,024
                                                       ----------          ----------

NET INCREASE                                              325,707             425,584

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                                    1,134,337             708,753
                                                       ----------          ----------

   End of year                                         $1,460,044          $1,134,337
                                                       ==========          ==========


        THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                     GM GROUP, INC. CODA PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

1.  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    ORGANIZATION - The GM Group, Inc. CODA Profit Sharing Plan (the "Plan") was effective on January 1, 1996. The Plan was created for the benefit of the employees of GM Group, Inc., a corporation organized under the laws of the Commonwealth of Puerto Rico (the "Sponsor").

    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - The most significant accounting policies followed by the Plan are summarized below:

         METHOD OF ACCOUNTING - The financial statements of the Plan have been prepared following the accrual basis of accounting except for benefit payments, which are recorded on the cash basis.

         INVESTMENTS - The investments are carried at market value. Investments which do not have a quoted market value are carried at the lower of cost or net realizable value. Gains and losses on sale of securities are determined using the average cost method. All investments are held in a bank administered trust fund.

         USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.  DESCRIPTION OF THE PLAN

    GENERAL - The Plan is a defined contribution cash or deferred arrangement profit sharing plan covering substantially all employees of the Sponsor. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Plan provides for retirement, death and disability benefits.

    ELIGIBILITY - Employees become eligible to participate in the Plan upon attaining the age of twenty-one (21) years old and completing three (3) months of service.


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

                     GM GROUP, INC. CODA PROFIT SHARING PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                           DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------


2.  DESCRIPTION OF THE PLAN (CONTINUED)

    CONTRIBUTIONS - The annual contributions to the Plan are composed of an employee contribution and an employer matching contribution. Participants may contribute the lesser of: (i) $7,500 (or such higher limit as may be in effect under the Puerto Rico Internal Revenue Code of 1994, as amended), or
    (ii) 10% of the participant's qualified compensation, as defined. The Sponsor contributes to the Plan a matching contribution equal to 25% percent of each $1 contributed by the participant up to $400 per participant. Voluntary contributions, on after-tax-basis, by participants directly to the Plan are also permitted subject to certain amount limit and conditions. A participant's contributions may be increased, decreased or revoked at any time by the participant. The Sponsor may increase, decrease or eliminate its matching contributions to the Plan at any time.

    INVESTMENT OPTIONS - The participants can make direct employee contributions in any of these four investment options:

         Fixed income government fund - Funds are invested mainly in obligations issued or guaranteed by the United States Government or any of its agencies or instrumentalities.

         Equity and income fund - Funds are invested mainly in a diversified portfolio of equity and fixed income securities with income, growth of income and capital appreciation potential.

         Growth fund - Funds are invested mainly in common stocks and securities convertible into common stocks.

         Money market fund - Funds are invested mainly in bank deposit.

    VESTING - Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Sponsor's contribution portion plus earnings thereon is based on years of continuous service. A participant is 100% vested after five (5) years of credited services.


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

                     GM GROUP, INC. CODA PROFIT SHARING PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                           DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------


2.  DESCRIPTION OF THE PLAN (CONTINUED)

    PAYMENTS OF BENEFITS - Upon termination of services due to death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account in either a lump-sum amount, or in annual installments over a period not exceeding the expectancy life of employees or beneficiaries. Upon termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

    FORFEITURES - All forfeitures shall be used to pay for the Plan expenses and any remaining part, to reduce employer matching contributions, or distribute such amounts among the remaining participants matching contributions accounts in the same proportion as originally allocated.

    The above description of the Plan provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan's provisions.

3.  PLAN ADMINISTRATION

    On January 10, 1996, the Sponsor agreed with Oriental Federal Savings Bank ("Oriental") for the record keeping and plan administration. The Plan's trustee has been designated to hold and invest the Plan assets for the benefits of all participants. These assets are included in the financial statements at their market value as reported to the Plan by the trustee. The Sponsor pays an administration fee without reimbursement by the Plan to Oriental for these services and other administrative matters.

4.  SUBSEQUENT EVENTS

    On December 31, 1999, Oriental ended is duty as trustee and record keeper of the Plan. Effective January 1, 2000, the Sponsor appointed Banco Popular de Puerto Rico ("BPPR") as successor trustee and record keeper of the Plan. In addition, the Adoption Agreement of the Plan was amended to change the name of the Plan to GMG Retirement & Savings Plan and to adopt the Banco Popular de Puerto Rico Master Defined Contribution Retirement Plan and its Master Trust. The most significant changes produced by the amendment are as follows:

    Eligibility - Employees become eligible to participate in the Plan upon attaining the age of eighteen (18) years old and completing one-year of service.


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

                     GM GROUP, INC. CODA PROFIT SHARING PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                           DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

4.  SUBSEQUENT EVENTS (CONTINUED)

    Contributions - The participants may make contributions, pre-tax contributions and/or after-tax contributions, at the election of the participant. The pre-tax contributions in a Plan year may not exceed 10% of compensation or $8,000 (or such higher limit as may be in effect under the Puerto Rico Internal Revenue Code of 1994, as amended). The after-tax contributions in a Plan year, if authorized, may not exceed 10% of the aggregate compensation paid to the employee during all the years he or she has been a Plan participant. The Sponsor will make a matching contribution equal to .50 cents for each $1 of a participant's pre-tax contributions. However, the Sponsor will not make matching contributions above 6% of the participant's basic compensation nor in excess of 30% of the participant's maximum allowable pre-tax contribution.

    Vesting - Vesting in the Sponsor's contribution portion plus earnings is as follow:

                     Completed           Vested
                 Years of Service      Percentage
                 ----------------    --------------
                   Less than 1              0
                    At least 1             20
                    At least 2             40
                    At least 3             60
                    At least 4             80
                    At least 5            100

    Early Retirement Age - A participant will be fully vested and may retire prior to normal retirement age (reaching age 65 or the fifth anniversary of the first day of the Plan year in which he/she commenced in the Plan) upon reaching age 55 and completing 10 years of service.

5.  RELATED PARTY TRANSACTION

    Effective July 1, 1999, Popular, Inc. acquired 100% of the outstanding common stock of the Sponsor. BPPR is also a wholly-owned subsidiary of Popular, Inc. As stated in Note 4, BPPR was appointed successor trustee and record keeper of the Plan effective January 1, 2000.

6.  INCOME TAX STATUS

    This plan is not a qualified plan under the U.S. Internal Revenue Code. This is a Non-Domiciled U.S. Plan which is qualified under Section 1165(e) of the Puerto Rico Income Tax Act of 1954, as amended. Therefore, it is not subject to income taxes provided continuance compliance with all the terms and eligibility requirements of the Plan.


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
                                                           Supplemental Schedule


                     GM GROUP, INC. CODA PROFIT SHARING PLAN
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                           DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

                                                                                      1999                       1998
                                                                            -------------------------   -----------------------
                                                                                            Current                   Current
   Identity of Issuer              Description of Investment                   Cost          Value        Cost         Value
---------------------------  --------------------------------------------   -----------   -----------   ---------   -----------
Fidelity Investments Fund    Fidelity Advisor Balanced Fund                 $   251,474   $   308,996   $ 176,151   $   226,629

Fidelity Investments Fund    Fidelity Advisor Government Investment Fund        135,079       146,101     110,949       125,781

Fidelity Investments Fund    Fidelity Advisor Growth Opportunities Fund         575,073       729,729     443,002       592,661

Oriental Bank & Trust        Money Market Fund                                  275,218       275,218     160,281       160,281
                                                                            -----------   -----------   ---------   -----------
                                                                            $ 1,236,844   $ 1,460,044   $ 890,383   $ 1,105,352
                                                                            ===========   ===========   =========   ===========

          THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS SCHEDULE.


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

                                                          SUPPLEMENTAL SCHEDULE

                     GM GROUP, INC. CODA PROFIT SHARING PLAN
                     SCHEDULE OF RECONCILIATION OF FORM 5500
                           DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

This schedule summarizes differences between the financial statements of GM Group, Inc. CODA Profit Sharing Plan as of December 31, 1999 and 1998, and the financial information presented as part of Form 5500 for those years. The net effect of the $28,985 difference for 1998, which is set forth below, was recognized as contributions during 1999 for Form 5500 purposes.



     A - STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS                               1999             1998
                                                                                    -----------      -----------
       Total Assets and Net Assets Available for Plan Benefits per
       financial statements                                                         $ 1,460,044      $ 1,134,337

       Less - Net effect of contributions receivable that were recorded for financial statement purposes in the current audit year period, but not recorded for Form 5500 purposes
                                                                                         28,985          (28,985)
                                                                                    -----------      -----------

       Total Assets and Net Assets and Net Assets Available for Plan
       Benefits per Form 5500                                                       $ 1,489,029      $ 1,105,352
                                                                                   ===========      ===========

    B - STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                                                        1999             1998
                                                                                    -----------      -----------
       Net Increase in Plan Assets per financial statements                         $   325,707      $   425,584

       Less - Net effect of contributions receivable that were recorded for financial statement purposes in the current audit year period, but not recorded for Form 5500 purposes
                                                                                         28,985          (28,985)
                                                                                    -----------      -----------

       Net Increase in Plan Assets per Form 5500                                    $   354,692      $   395,599
                                                                                    ===========      ===========


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

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                  GMG RETIREMENT & SAVINGS PLAN
                                            (Name of Plan)



                                  By: /S/ Maria Isabel Burckhart
                                      ------------------------------------
                                      Maria Isabel Burckhart
                                      Authorized Representative



                                  By: /S/ Jorge A. Junquera
                                      -----------------------------------
                                      Jorge A. Junquera
                                      Authorized Representative
                                        in the United States



Date: October 10, 2000


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